September 9, 2019

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

       Re: uCloudlink Group Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted August 30, 2019
           CIK No. 0001775898

Dear Mr. Shi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A on Form F-1 filed August 30, 2019

Risk Factors
We are, and may in the future be, subject to intellectual property claims, page
23

1. You discuss the court decision to award damages to the plaintiff and grant a permanent injunction, which you indicate will disrupt your business operations in the U.S. Please describe and quantify how your business operations in the U.S. have been, and are expected to continue to be, negatively impacted by this decision.
General
 Yimeng Shi
uCloudlink Group Inc.
September 9, 2019
Page 2
2. We note the changes to your artwork in response to prior comment 1. Please replace your balance your presentation of revenue growth with a GAAP measure of income, such as net income/loss.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                         Sincerely,
FirstName LastNameYimeng Shi
                                                         Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                         Office of
Telecommunications
September 9, 2019 Page 2
cc:       Z. Julie Gao
FirstName LastName